UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HARBINGER GROUP INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

41146A106
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 41146A106	Page 2 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,076
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,076
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.46% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 3 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,076
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,076
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.46% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 4 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,688,298
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,688,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.94% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 5 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,688,298
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,688,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.94% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 6 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLOBAL OPPORTUNITIES BREAKAWAY LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.20% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 7 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.20% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 8 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.20% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 9 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,633,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,633,374
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,633,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.39% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 10 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,950,061
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,950,061
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,950,061
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 51.59% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 11 of 16 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, and Amendment No. 2, filed on November 4, 2009 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (formerly Zapata Corporation), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2.	Identity and Background

The second paragraph of Item 2 (a-c, f) of the Schedule 13D is hereby amended to reflect the following:

The Master Fund has a principal business address at c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson's Quay, Dublin 2, Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D  is hereby amended and restated in its entirety as follows:

As of the date hereof the Master Fund may be deemed to beneficially own 3,945,076 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 3,945,076 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 2,688,298 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 2,688,298 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 3,316,687 Shares.

As of the date hereof HCP II may be deemed to beneficially own 3,316,687 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 3,316,687 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,633,374 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 9,950,061 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

SCHEDULE 13D

CUSIP No.: 41146A106	Page 12 of 16 Pages

The holdings reported herein reflect certain internal transfers of securities between the Special Fund and the Master Fund that were not otherwise reportable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D  is hereby amended and restated by adding the following after the last paragraph thereof:

On August 13, 2010, the Master Fund, the Special Fund and the Breakaway Fund (collectively, “Harbinger”) sent a letter to a Special Committee of the Board of Directors of the Issuer proposing that Harbinger contribute to the Issuer at least a majority of the total outstanding shares of Spectrum Brands Holdings, Inc. (“SB Holdings”), in exchange for newly-issued shares of common stock of the Issuer. SB Holdings is a global branded consumer products company.  Harbinger currently beneficially owns approximately 66.86% of the outstanding common stock of SB Holdings.  The Shares and the shares of common stock of SB Holdings would be valued at their respective volume-weighted average price for the 30-day trading-period ending as of the date of the proposal letter.  The nonbinding proposal is conditioned upon the negotiation of mutually acceptable transaction documentation.  This description of the letter to the Special Committee is qualified by reference to a complete copy of the letter, which is filed as Exhibit B hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D  is hereby amended and restated in its entirety as follows:
References to percentage ownerships of Shares in this Schedule 13D are based on the 19,286,290 Shares stated to be outstanding as of July 30, 2010 by the Issuer’s Quarterly Report on Form 10-Q dated August 5, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,945,076 Shares, constituting 20.46% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,945,076 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,945,076 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 3,945,076 Shares, constituting 20.46% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,945,076 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,945,076 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 2,688,298 Shares, constituting 13.94% of the Shares of the Issuer.

SCHEDULE 13D

CUSIP No.: 41146A106	Page 13 of 16 Pages

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,688,298 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,688,298 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 2,688,298 Shares, constituting 13.94% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,688,298 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,688,298 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.20% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.20% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.20% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,633,374 Shares, constituting 34.39% of the Shares of the Issuer.

SCHEDULE 13D

CUSIP No.: 41146A106	Page 14 of 16 Pages

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,633,374 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,633,374 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,950,061 Shares, constituting 51.59% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,950,061 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,950,061 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

See Item 4 above for a description of the letter to the Special Committee, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

Exhibit B:                      Letter to the Special Committee

SCHEDULE 13D

CUSIP No.: 41146A106	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: HARBINGER CAPITAL PARTNERS LLC

By: HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date:  August 17, 2010                                                       HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC, Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC, Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

SCHEDULE 13D

CUSIP No.: 41146A106	Page 16 of 16 Pages

Date: August 17, 2010	GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By: HARBINGER CAPITAL PARTNERS II LP

By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS II LP

By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: August 17, 2010	PHILIP FALCONE

/s/ Philip Falcone
Philip Falcone

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., dated as of August 17, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: HARBINGER CAPITAL PARTNERS LLC

By: HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date:  August 17, 2010                                                        HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC, Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC, Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

SCHEDULE 13D

Date: August 17, 2010	GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By: HARBINGER CAPITAL PARTNERS II LP

By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS II LP

By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

Date: August 17, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: August 17, 2010	PHILIP FALCONE

/s/ Philip Falcone
Philip Falcone

SCHEDULE 13D

EXHIBIT B

August 13, 2010

Special Committee of the Board of Directors
Harbinger Group, Inc.
450 Park Avenue, 27th Floor
New York, NY 10022

Ladies and Gentlemen:

Harbinger Capital Partners Master Fund I, Ltd (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P. (“Harbinger Special Situations”) and Global Opportunities Breakaway Ltd. (“Global Opportunities” and, together with Harbinger Master and Harbinger Special Situations, “we” or “Harbinger”) are pleased to submit this non-binding proposal to contribute the common equity of Spectrum Brands Holdings, Inc. (“Spectrum Brands Holdings”) held by Harbinger to Harbinger Group, Inc. (“you” or “HRG”). Harbinger owns in excess of 65% of the outstanding common stock of Spectrum Brands Holdings and is entitled to nominate a majority of its board of directors.

As you may be aware, Spectrum Brands Holdings is the parent company of the newly combined businesses of Spectrum Brands, Inc. (“Spectrum”) and Russell Hobbs, Inc. (“Russell Hobbs”).  Spectrum is a global branded consumer products company with leading market positions in six major product categories: consumer batteries, pet supplies, electric shaving and grooming, electric personal care, portable lighting and home and garden control products. Russell Hobbs markets and distributes small kitchen and home appliances, pet and pest products, and personal care products utilizing a broad portfolio of well recognized brand names, including Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, LitterMaid®, and Farberware®.

As we envision the transaction, on the closing date, Harbinger would contribute to HRG at least a majority of the total outstanding shares of common stock of Spectrum Brands Holdings, in exchange for newly-issued shares of common stock of HRG. The shares of common stock of each company would be valued at its respective volume weighted average price for the 30-trading day period ending as of the date of this letter.

Our proposal is conditioned upon the negotiation of mutually acceptable transaction documentation containing customary terms and conditions, including a registration rights agreement providing for demand and piggy back rights with respect to the shares of HRG held by the Harbinger Parties. We will provide you with initial drafts of a Contribution and Exchange Agreement and a Registration Rights Agreement under separate cover. We contemplate that HRG would succeed to Harbinger’s rights and obligations under existing agreements between Harbinger and Spectrum Brands Holdings, including a registration rights agreement with respect to the shares of Spectrum Brands Holdings.

We are excited about the opportunity and are prepared to devote considerable resources toward negotiating definitive transaction documentation as expeditiously as possible.

This letter and the proposal contained herein are not intended to create or constitute any legally binding obligation, liability or commitment by Harbinger regarding the proposed transaction, and, other than any exclusivity and/or confidentiality agreements we have entered into or may enter into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive transaction agreement is executed.

We believe our proposal is compelling and that it is in the best interests of HRG and its minority stockholders. Our legal and financial advisors in connection with the transaction described herein are Paul, Weiss, Rifkind, Wharton & Garrison LLP and Credit Suisse, respectively. We and our advisors are prepared to meet immediately with you and your advisors in order to answer any questions about our proposal and to work out the details for moving toward definitive transaction documentation. Please feel free to contact Peter Jenson, the Chief Operating Officer of Harbinger Capital Partners LLC, at (212-339-5188) to discuss or clarify any aspect of this proposal.

Very truly yours,

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC, its investment manager

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP, its investment manager

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO